FORUM FUNDS
Three Canal Plaza
Portland, Maine 04101
February 24, 2012

VIA EDGAR

Richard Pfordte
Branch Chief, Office of Disclosure
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Forum Funds
Auxier Focus Fund
(File Nos. 811-03023 and 002-67052)

Dear Mr. Pfordte:

On February 7, 2012, Forum Funds (the “Registrant”) filed copies of a preliminary proxy statement (“Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) soliciting shareholder approval of a new investment advisory agreement between Registrant and Auxier Asset Management LLC (the "Adviser") with respect to the Auxier Focus Fund (the “Fund”) (Accession Number 0000315774-12-000026).

Following below is a summary of the comments you provided via telephone on Tuesday, February 21, 2012 regarding the Proxy Statement and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Proxy Statement included in filing referenced above. The changes to the Proxy Statement as described below have been included in a definitive proxy statement filed on February 24, 2012, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve the Trust from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
February 24, 2012
Page | 2

1.	COMMENT. Please include a discussion in the Proxy Statement explaining why the proposed changes to the fee structure under the Current Advisory Agreement are being requested.

RESPONSE.  The Registrant notes that the requested disclosure already is included in the Proxy Statement under the heading entitled “Why is Auxier proposing to change the Fund’s fee structure?”.

2.	COMMENT. Please clarify the term “management” as it relates to the persons requesting a shareholder vote on the change to the fee structure under the Current Advisory Agreement.

RESPONSE.  The Registrant has changed the term “management” to “Auxier,” as applicable.

3.	COMMENT. Please enhance the disclosure in the Proxy Statement to more prominently disclose that shareholders will bear the risk of increases to “other expenses.”

RESPONSE.  The Registrant has included additional disclosures in several sections within the Proxy Statement regarding the possibility of increased expenses, including in the Shareholder Letter and under the following headings:  “What is the advisory fee payable under the Current Agreement?”, “How would the New Agreement affect the Fund’s expense structure?”, Comparison of Current Fees and Pro Forma Fees”.

4.	COMMENT. Please discuss the Board’s considerations with respect to the potential increase of shareholders expenses absent an expense limitation agreement.

RESPONSE.  The Registrant notes that the requested disclosure already is included in the Proxy Statement under the heading entitled “Consderations of the Board of Trustees – Expense Limitation Agreement.”  Nonetheless, the Registrant has expanded the existing disclosure in this section to address the comment.

5.	COMMENT. Please explain the basis for the comparison of current fees and pro forma fees.

RESPONSE.  The pro forma “other expenses” under the column for the New Agreement in the section entitled “Comparison of Current Fees and Pro Forma Fees” are based on actual expenses (as of June 30, 2011). Under the Current Agreement the Adviser pays all other expenses and, therefore, “other expenses” under the Current Agreement will equal 0.00% of actual expenses.

U.S. Securities and Exchange Commission
February 24, 2012
Page | 3

6.
COMMENT.  Please confirm supplementally that the Adviser has no current intention to expand the Fund’s investments in other investment companies other than what is currently contemplated by the Adviser.

RESPONSE.  The Adviser has confirmed to the Registrant that it has no present intent to invest Fund assets in other investment companies beyond what is currently contemplated by the Adviser.  Further, the Registrant notes that the proposed expense limitation agreement in place through October 31, 2015 does NOT exclude acquired fund fees and expenses.

7.	COMMENT. Please make more prominent in the Proxy Statement that the gross expense ratio will increase absent the expense limitation agreement.

RESPONSE.  Please see Response to comment 3.

8.	COMMENT. Please confirm the Adviser does not expect to recoup any waived advisory fees.

RESPONSE.  The Registrant confirms that the expense limitation agreement does not provide for the Adviser to recoup any waived advisory fees.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David Faherty

David Faherty

cc: Francine Rosenberger

K&L Gates LLP